January 30, 2012

Via EDGAR and E-mail

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C, 20549

Re:	AeroGrow International, Inc.
Comment letter dated January 25, 2012
File No. 1-33531
Annual Report on Form 10-K for the year ended March 31, 2011
Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011

Dear Mr. Cash:

On behalf of AeroGrow International, Inc., a Nevada corporation (the “Company”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) set forth in your letter dated January 25, 2012, with respect to the Company’s Form 10-K for the Fiscal Year ended March 31, 2011 (the “2011 Form 10-K”).

For your convenience, we set forth each comment (each a “Comment”) from your letter in bold typeface and include the Company’s response below it.  All references to page numbers and captions correspond to the page numbers and captions in the 2011 Form 10-K.

Comment 1
Item 9. Controls and Procedures, page 42

1.
We note your assessment of Internal Controls over Financial Reporting.  Please amend your filing to also include management’s separate assessment of Disclosure Controls and Procedures as required by Item 307 of Regulation S-K.

We have amended the 2011 Form 10-K to include management’s separate assessment of the Company’s Disclosure Controls and Procedures, as required by Item 307 of Regulation S-K.  Specifically, the revised disclosure includes the following paragraph:

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on our assessment, management has concluded that, as of March 31, 2011, our disclosure controls and procedures were effective.

Comment 2
Exhibits 31.1 and 31.2

2.
In amendments to your Form 10-K for the year ended March 31, 2011, your Form 10-Q for the quarter ended June 30, 2011, and your Form 10-Q for the quarter ended September 30, 2011, as well as in all future periodic filings, please include certifications exactly as provided in Item 601(b)(31) of Regulation S-K, including the entire introductory paragraph 4 regarding disclosure controls and procedures and internal control over financial reporting and the text in paragraph 4(b).  Please ensure your amended certifications are currently dated and refer to the amended Form, where applicable.

We have provided the revised certifications exactly as provided for in Item 601(b)(31) of Regulation S-K in our amendments to the 2011 Form 10-K and to the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011.  The certifications are currently dated and refer to the amended Form, where applicable.  Furthermore, we will include these certifications in all future periodic filings.

Comment 3
General

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ H. MacGregor Clarke

H. MacGregor Clarke
Chief Financial Officer